UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

AlphaSmart, Inc.

(Name of Issuer)

Common Stock

Par Value $.0001 per Share

(Title of Class of Securities)

02081F104

(CUSIP Number)

Pamela M. Krill

Godfrey & Kahn, S.C.

One East Main Street

P.O. Box 2719

Madison, Wisconsin  53701-2719

(608) 257-3911

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), Rule 240.13d-1(f) or Rule 240.13d-1(g), check the following box [  ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Renaissance Learning, Inc. 39-1559474
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,106,591[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,106,591[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X][2]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.1%
14	TYPE OF REPORTING PERSON CO

1 The Reporting Person may be deemed to be the beneficial owner of 9,106,591 shares under the Stockholders Voting Agreements described in Item 4.

2 The amount in row 8 excludes shares of common stock subject to options held by the stockholders who executed the Stockholders Voting Agreements.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Terrance D. Paul
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,106,591[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,106,591[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X][2]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.1%
14	TYPE OF REPORTING PERSON IN

1 The Reporting Person may be deemed to be the beneficial owner of 9,106,591 shares under the Stockholders Voting Agreements described in Item 4.

2 The amount in row 8 excludes shares of common stock subject to options held by the stockholders who executed the Stockholders Voting Agreements.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Judith A. Paul
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,106,591[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,106,591[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X][2]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.1%
14	TYPE OF REPORTING PERSON IN

1 The Reporting Person may be deemed to be the beneficial owner of 9,106,591 shares under the Stockholders Voting Agreements described in Item 4.

2 The amount in row 8 excludes shares of common stock subject to options held by the stockholders who executed the Stockholders Voting Agreements.

Item 1.

Security and Issuer

This Schedule 13D relates to the common stock, par value $.0001 per share (the “AlphaSmart Common Stock”), of AlphaSmart, Inc., a Delaware corporation (“AlphaSmart”), with principal executive offices at 973 University Avenue, Los Gatos, California 95032.

Item 2.

Identity and Background

(a)-(c)

This statement is being filed by Renaissance Learning, Inc., a Wisconsin corporation (“Renaissance”).  Terrance D. Paul and his spouse, Judith A. Paul (together, the “Pauls”) are joining in this Schedule 13D and reporting beneficial ownership of the same securities beneficially owned by Renaissance as a result of their position of stock ownership in Renaissance.  Together, Renaissance and the Pauls constitute a group for purposes hereof.

Renaissance is a leading provider of learning information systems software and school improvement programs to pre-kindergarten through senior high (pre-K-12) schools in the United States and Canada.  The address of its principal place of business and its principal office is 2911 Peach Street, Wisconsin Rapids, Wisconsin 54995-8036.  The name, residence or business address and present principal occupation of the Pauls and of each other executive officer and director of Renaissance is set forth in Schedule I hereto.

(d) & (e)

During the past five years, Renaissance and the Pauls, and to Renaissance’s knowledge, Renaissance’s other executive officers and directors named on Schedule I hereto, have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Renaissance is a corporation organized under the laws of the State of Wisconsin.  The Pauls and all of the other executive officers and directors of Renaissance are citizens of the United States.

Item 3.

Source and Amount of Funds or Other Consideration

The Stockholders Voting Agreements dated as of January 24, 2005 (the “Stockholders Voting Agreements”) entered into by Renaissance and the Stockholders (as defined in Item 4 hereof) are described in Item 4 hereof and the form of Stockholders Voting Agreement is incorporated by reference herein.  The consideration to be paid to holders of AlphaSmart Common Stock in connection with the Mergers (as defined in Item 4 hereof) is more fully described in Item 4 hereof.  The Stockholders entered into the Stockholders Voting Agreements in order to induce Renaissance, Merger Sub and the LLC (each as defined in Item 4 hereof) to enter into the Merger Agreement.  Neither Renaissance nor the Pauls paid additional consideration to any Stockholder in connection with the execution and delivery of the Stockholders Voting Agreements.

Item 4.

Purpose of Transaction

On January 24, 2005, Renaissance and its wholly-owned subsidiaries RLI Acquisition Corp., Inc., a Delaware corporation (“Merger Sub”), and RLI Acquisition Sub, LLC (the “LLC”), a Delaware limited liability company, entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with AlphaSmart providing that (1) Merger Sub will merge with and into AlphaSmart (the “Step One Merger”), and (2) immediately after the Step One Merger, AlphaSmart, as the surviving corporation of the Step One Merger (the “Interim Surviving Corporation”), will merge with and into the LLC (the “Step Two Merger” and, together with the Step One Merger, the “Mergers”), with the LLC being the ultimate surviving entity (the “Surviving Company).

At the effective time of the Step One Merger, the certificate of incorporation and by-laws of Merger Sub will be the certificate of incorporation and by-laws of the Interim Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.  At the effective time of the Step One Merger, the directors of Merger Sub shall be the initial directors of the Interim Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the Interim Surviving Corporation, and the officers of Merger Sub shall be the initial officers of the Interim Surviving Corporation, in each case until their respective successors are duly elected or appointed.

At the effective time of the Step Two Merger, the certificate of formation of the LLC will be the certificate of formation of the Surviving Company, provided, however, that Article I of such certificate shall be amended as of the effective time of the Step Two Merger to read as follows:  “The name of the limited liability company is:  AlphaSmart, LLC.”  The operating agreement of the LLC will be the operating agreement of the Surviving Company, until thereafter changed or amended as provided therein, by the certificate of formation or by applicable law.  At the effective time of the Step Two Merger, the manager of the LLC shall be the initial manager of the Surviving Company, to hold its position until in accordance with the certificate of formation and the operating agreement of the Surviving Company, and the officers of the LLC shall be the initial officers of the Surviving Company, in each case until their respective successors are duly elected or appointed.

Following the Mergers, the shares of AlphaSmart Common Stock will no longer be quoted on the Nasdaq National Market, and they will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Under the terms of the Merger Agreement, at the effective time of the Mergers, each share of AlphaSmart Common Stock will be converted into the right to receive $3.75 per share to be paid in cash, shares of Renaissance common stock or some combination of the two at the election of the holders of such shares, subject to pro-ration so that the number of shares of AlphaSmart Common Stock to be converted into the right to receive Renaissance common stock may not exceed 45% of the total number of shares of AlphaSmart Common Stock outstanding immediately prior to the effective time of the Mergers, and the number of shares of AlphaSmart Common Stock to be converted into the right to receive cash may not equal fewer than 55% of the total number of shares of AlphaSmart Common Stock outstanding immediately prior to the effective time of the Mergers.

Concurrently with the execution of the Merger Agreement, Renaissance and Merger Sub entered into the Stockholders Voting Agreements with Ketan D. Kothari, Ketan D. Kothari, as trustee of the KSK AlphaSmart Trust, Manish D. Kothari, Manish D. Kothari, as trustee of the Kothari Children’s Trust, Joseph Barrus, Joseph Barrus, as trustee of the Barrus Family 2004 Irrevocable Trust, Summit Ventures V, L.P., Summit V Companion Fund, L.P., Summit V Advisors Fund (QP), L.P., Summit V Advisors Fund, L.P. and Summit Investors III, L.P. (each, a “Stockholder,” and collectively, the “Stockholders”) pursuant to which each Stockholder has granted the Company a proxy to vote their shares of AlphaSmart Common Stock (1) in favor of the approval and adoption of the Merger Agreement and approval of the Mergers and all other transactions contemplated by the Merger Agreement and the Stockholders Voting Agreements, and (2) against any action, agreement or transaction (other than the Merger Agreement or the transactions contemplated thereby) or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Renaissance under the Merger Agreement not being fulfilled.  The Stockholders own an aggregate of the outstanding shares of 61.1% of AlphaSmart Common Stock, based on the number of shares outstanding as of January 4, 2005, as represented by AlphaSmart in the Merger Agreement.

The foregoing summaries of the Merger Agreement and the Stockholders Voting Agreements are qualified in their entirety by reference to such agreements, copies of which are attached hereto and incorporated herein by reference.

Other than as described above, neither Renaissance nor the Pauls currently has any plan or proposal that relates to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D (although Renaissance reserves the right to develop such plans).

Item 5.

Interest in Securities of the Issuer

(a)-(b)

Prior to January 24, 2005, Renaissance and the Pauls, and to Renaissance’s knowledge, each of the persons listed on Schedule I, was not the beneficial owner (as defined in Exchange Act Rule 13d-3) of any shares of AlphaSmart Common Stock.  By reason of the Stockholders Voting Agreements (described in Item 4), Renaissance and the Pauls may be deemed to be the beneficial owner of 9,106,591 shares under the Stockholders Voting Agreements described in Item 4, representing 61.1% of the outstanding shares of AlphaSmart Common Stock, based on the number of shares outstanding as of January 4, 2005, as represented by AlphaSmart in the Merger Agreement.  Other than with respect to the voting rights granted to Renaissance pursuant to the Stockholders Voting Agreements, neither Renaissance nor the Pauls have any right to vote the shares subject to the Stockholders Voting Agreements on any other matters or to dispose of the shares subject to the Stockholders Voting Agreements.  Except as described in this Schedule 13D, neither Renaissance nor the Pauls nor, to Renaissance’s knowledge, any of the persons listed in Schedule I, beneficially owns any shares of AlphaSmart Common Stock.

(c)

Except as described in this Schedule 13D, neither Renaissance nor the Pauls nor, to Renaissance’s knowledge, any of the persons listed in Schedule I, has effected any transactions in AlphaSmart Common Stock during the past 60 days.

(d)

Except as described in this Schedule 13D, neither Renaissance nor the Pauls nor, to Renaissance’s knowledge, any of the persons listed in Schedule I, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of any sale of, securities covered by this Schedule 13D.  To the knowledge of Renaissance, such right and power with respect to such shares have been retained by the Stockholders.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 3 and Item 4 is incorporated herein by reference.

Except as disclosed in this Schedule 13D or as set forth in or contemplated by the Merger Agreement and the Stockholders Voting Agreements, there are no contracts, understandings or relationships between AlphaSmart and any third person with respect to the shares of AlphaSmart Common Stock.

Item 7.

Material to Be Filed as Exhibits

Exhibit No.

                                                                        Description

99.1

Agreement and Plan of Merger and Reorganization by and among Renaissance Learning, Inc., RLI Acquisition Corp., Inc., RLI Acquisition Sub, LLC. and AlphaSmart, Inc. dated as of January 24, 2005, incorporated by reference to Renaissance’s Current Report on Form 8-K filed January 25, 2005

99.2

Form of Stockholders Voting Agreements dated as of January 24, 2005 by and among Renaissance Learning, Inc., RLI Acquisition Corp., Inc. and each of the Stockholders listed on Exhibit A thereto, incorporated by reference to Renaissance’s Current Report on Form 8-K filed January 25, 2005

99.3

Joint Filing Agreement dated as of February 3, 2005 among Renaissance Learning, Inc., Terrance D. Paul and Judith A. Paul

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2005

/s/ Terrance D. Paul

Terrance D. Paul

Dated: February 3, 2005

/s/ Judith A. Paul

Judith A. Paul

RENAISSANCE LEARNING, INC.

Dated: February 2, 2005

/s/ Mary T. Minch

By:  Mary T. Minch

Vice President-Finance, Chief Financial Officer and
Secretary

SCHEDULE I

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

OF

RENAISSANCE LEARNING, INC.

The following table sets forth the name, age and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Renaissance Learning, Inc.  The business address and telephone number of each director or executive officer is Renaissance Learning, Inc., 2911 Peach Street, Wisconsin Rapids, Wisconsin 54995-8036, (715) 424-3636, which address and telephone number is Renaissance’s business address and telephone number.

RENAISSANCE EXECUTIVE OFFICERS

Name and Age of Officer	Present Principal Occupation or Employment and Five Year Employment History

Judith Ames Paul Age 58

Ms. Paul is the co-founder of Renaissance and has been co-chairman of the board of directors with Mr. Paul since July 2003.  From 1986 until July 2001, and again from August 2002 until July 2003, Ms. Paul served as chairman of the board, and from July 2001 until August 2002, Ms. Paul served as co-chairman with Mr. Paul.  Ms. Paul has been a director since 1986.  Ms. Paul acts as our spokesperson and is a leading teacher advocate.  Ms. Paul holds a bachelor’s degree in elementary education from the University of Illinois.

Terrance D. Paul Age 58

Mr. Paul is the co-founder of Renaissance and has been co-chairman of the board of directors with Ms. Paul since July 2003.  From August 2002 until July 2003, Mr. Paul served as our chief executive officer.  From July 1996 until July 2001, Mr. Paul served as vice chairman of the board and from July 2001 until August 2002, Mr. Paul served as co-chairman with Ms. Paul.  Mr. Paul has been a director since 1986.  Mr. Paul holds a law degree from the University of Illinois and an MBA from Bradley University.  Terrance Paul is Judith Paul’s husband.

John R. Hickey Age 49

Mr. Hickey has been our chief executive officer and president since July 2003.  Mr. Hickey served as our president and chief operating officer from July 1996 until July 2003 and has served as a director since October 1996.  Mr. Hickey holds a bachelor’s degree in international business and history from the University of Wisconsin.

Steven A. Schmidt Age 50

Mr. Schmidt has been Renaissance’s executive vice president since July 2003.  From August 1999 until November 2004, Mr. Schmidt served as Renaissance’s chief financial officer and secretary, and from August 1999 until July 2003, he also served as a vice president.  From January 1998 until December 1998, he served as corporate controller for Wausau-Mosinee Paper Corporation, a specialty paper manufacturer.  From June 1993 until December 1997, Mr. Schmidt was vice president finance, secretary and treasurer for Wausau Paper Mills Company, a publicly traded specialty paper manufacturer headquartered in Wausau, Wisconsin, after having served the company since August 1992 as corporate controller.  Mr. Schmidt holds a bachelor’s degree in accountancy from the University of Wisconsin-LaCrosse, and is a Certified Public Accountant.

Mary T. Minch Age 38

Ms. Minch has been Renaissance’s chief financial officer and secretary since November 2004.  From December 2003 until November 2004, Ms. Minch served as vice president, finance.  Prior to joining the Company, Ms. Minch held the position of assistant controller at Consolidated Papers, Inc., a paper processing company, from April 1999 to October 2000.  She subsequently served as controller-magazine papers at Stora Enso North American, Corp., a forest product company whose parent company acquired Consolidated Papers, Inc., from October 2000 to February 2003, and North America division controller from February 2003 to December 2003.

RENAISSANCE DIRECTORS

Name and Age of Director	Present Principal Occupation or Employment and Five Year Employment History

Judith Ames Paul Age 58

Ms. Paul is the co-founder of Renaissance and has been co-chairman of the board of directors with Mr. Paul since July 2003.  From 1986 until July 2001, and again from August 2002 until July 2003, Ms. Paul served as chairman of the board, and from July 2001 until August 2002, Ms. Paul served as co-chairman with Mr. Paul.  Ms. Paul has been a director since 1986.  Ms. Paul acts as Renaissance’s spokesperson and is a leading teacher advocate.  Ms. Paul holds a bachelor’s degree in elementary education from the University of Illinois.

Terrance D. Paul Age 58

Mr. Paul is the co-founder of Renaissance and has been co-chairman of the board of directors with Ms. Paul since July 2003.  From August 2002 until July 2003, Mr. Paul served as Renaissance’s chief executive officer.  From July 1996 until July 2001, Mr. Paul served as vice chairman of the board and from July 2001 until August 2002, Mr. Paul served as co-chairman with Ms. Paul.  Mr. Paul has been a director since 1986.  Mr. Paul holds a law degree from the University of Illinois and an MBA from Bradley University.  Terrance Paul is Judith Paul’s husband.

John R. Hickey Age 49

Mr. Hickey has been Renaissance’s chief executive officer and president since July 2003.  Mr. Hickey served as Renaissance’s president and chief operating officer from July 1996 until July 2003 and has served as a director since October 1996.  Mr. Hickey holds a bachelor’s degree in international business and history from the University of Wisconsin.

John H. Grunewald Age 68

Mr. Grunewald has been a director since September 1997.  From September 1993 to January 1997, Mr. Grunewald served as the executive vice president, chief financial officer and secretary of Polaris Industries Inc., a manufacturer of snowmobiles, all-terrain vehicles and personal watercraft.  Mr. Grunewald currently serves as a director and a member of the compensation committee of the Nash Finch Company, a wholesale food distributor, and as a director of Restaurant Technologies, Inc., a supplier of full service cooking oil management systems to restaurants.  Mr. Grunewald also serves on the board of Rise, Inc., a charitable institution providing occupations for handicapped and disabled children, and as a member of the board of governors of the Bethel College Foundation.  Mr. Grunewald holds a bachelor’s degree in business from St. Cloud State University and an MBA in business finance from the University of Minnesota.  Mr. Grunewald holds a certified public accountant (CPA) and a certified management accountant (CMA) designation.

Gordon H. Gunnlaugsson Age 60

Mr. Gunnlaugsson has been a director since April 2000.  From 1987 through 2000, Mr. Gunnlaugsson served as the executive vice president and chief financial officer of Marshall & Ilsley Corporation (M&I), a bank holding company headquartered in Milwaukee, Wisconsin.  In addition, Mr. Gunnlaugsson served as a member of the board of directors of M&I from February 1994 through December 2000, and served as the vice president of M&I Marshall & Ilsley Bank, which is a subsidiary of M&I, from 1976 through 2000.  Mr. Gunnlaugsson serves as the chairman of the board of directors of Mortgagebot LLC (a provider of web-enabled solutions for the mortgage lending industry), and the Puelicher Center for Banking at the University of Wisconsin – Madison, and as a member of the board of directors of Thrivent Financial Bank, Fiduciary Management, Inc. (an investment advisory firm), Grede Foundries, Inc. and West Bend Mutual Insurance Company.  Mr. Gunnlaugsson also serves as the chairman of the advisory board of the Cardiovascular Research Center of the Medical College of Wisconsin.  Mr. Gunnlaugsson holds a bachelor’s degree in business and an MBA from the University of Wisconsin, and is a certified public accountant (CPA).

Harold E. Jordan Age 54

Mr. Jordan has been a director since April 2000.  Since December 1990, Mr. Jordan has served as the president and chief executive officer of World Computer Systems, Inc., a computer programming services company, and from January 1986 until December 1990, he served as its executive vice president.  In addition, since October 1997, Mr. Jordan has served as the president and chief executive officer of Madras Packaging, LLC, a plastic molding company.  From May 1987 until December 1996, Mr. Jordan practiced law with Jordan & Keys, a law firm, which he founded, and since January 1997, has been of counsel to the firm.  Mr. Jordan serves as a member of the board of visitors of the University of Wisconsin Law School, a member of the board of trustees of Lawrence University, a member of the board of managers of Haverford College and a member of the board of directors of Paramount Theater.  Mr. Jordan holds a bachelor’s degree from Lawrence University and a law degree from the University of Wisconsin Law School.

Addison L. Piper Age 58

Mr. Piper has been a director since July 2001.  Since January 1, 2004, Mr. Piper has served as vice chairman of the board of directors of Piper Jaffray Companies (Piper Jaffray), a financial services firm.  From 1987 until December 31, 2003, Mr. Piper served as the chairman of the board of directors of the predecessor of Piper Jaffray.  Mr. Piper joined the firm in 1969 and has held various management positions since that time, including chief executive officer from 1983 until December 1999.  Mr. Piper currently serves on the board of directors of Minnesota Public Radio and Abbott Northwestern Hospital Foundation.  He also serves as a regent of St. Olaf College.  Mr. Piper holds a bachelor’s degree from Williams College and an MBA from Stanford University.

Judith A. Ryan, Ph.D Age 67

Dr. Ryan has been a director since February 2004.  From 1998 until 2003, Dr. Ryan served as the president and chief executive officer of The Evangelical Lutheran Good Samaritan Society, a not-for-profit long-term care and senior housing services organization.  Dr. Ryan’s career as a senior health care administrator spans service as the associate director of the University of Iowa Hospitals and Clinics and the associate dean of the University of Iowa College of Nursing (1995 – 1998); senior vice president and chief quality officer of Lutheran General HealthSystem in Park Ridge, Illinois (1989 – 1995); and chief executive officer of the American Nurses’ Association and its six subsidiary corporations (1982 – 1989).  Dr. Ryan has served on the board of directors of numerous not-for-profit corporations and public service bodies, including Sioux Valley Hospital (2000 – 2003), St. Olaf College (1991 – 2003) and Health and Human Services Secretary Thompson’s Advisory Committee on Regulatory Reform (2001 – 2003).  Dr. Ryan holds a Ph.D in hospital and health care administration from the University of Minnesota and is certified as a Senior Examiner by the Lincoln Foundation for Business Excellence.

EXHIBIT INDEX

Exhibit No.

                                                                        Description

99.1

Agreement and Plan of Merger and Reorganization by and among Renaissance Learning, Inc., RLI Acquisition Corp., Inc., RLI Acquisition Sub, LLC. and AlphaSmart, Inc. dated as of January 24, 2005, incorporated by reference to Renaissance’s Current Report on Form 8-K filed January 25, 2005

99.2

Form of Stockholders Voting Agreements dated as of January 24, 2005 by and among Renaissance Learning, Inc., RLI Acquisition Corp., Inc. and each of the Stockholders listed on Exhibit A thereto, incorporated by reference to Renaissance’s Current Report on Form 8-K filed January 25, 2005

99.3

Joint Filing Agreement dated as of February 3, 2005 among Renaissance Learning, Inc., Terrance D. Paul and Judith A. Paul